

Mail Stop 3561

August 5, 2009

<u>Via U.S. Mail</u>

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

> **Re: Smart Kids Group, Inc.**
> **Amendment No. 9 to Form S-1**
> **Filed July 23, 2009**
> **File No. 333-153294**

Dear Mr. Shergold:

We have reviewed your responses to the comments in our letter dated July 13, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>General</u>

1. Please provide us with a chart showing the shares issued (i) pursuant to stock subscription agreements, (ii) by Mr. Shergold in connection with the dissolution of Be Alert Bert Holdings and (iii) in the form of convertible debt. The chart should include information regarding the dates of sale and issuance, the names of the individuals involved in each transaction, the number of shares received in each transaction and whether the shares are covered by this registration statement.

2. We note the second paragraph of your response to prior comment 1 in your response letter dated July 23, 2009. Your response indicates that there are no convertible securities. However, we note that throughout your prior amendments you disclose that the company has currently outstanding convertible securities which may be converted "at any given time." Furthermore, in your response to prior comments 2 and 3 you state that $105,000 was "converted" into equity; and

in your response to prior comment 4 you state that $134,600 will be "converted" into equity. Please reconcile these apparent inconsistencies.

3. In that regard, please note that if the subscription agreements do not relate to convertible securities the prospectus should be revised to eliminate reference to "convertible securities" or "convertible debt."

4. Refer to the last sentence of the second paragraph of your response to prior comment 1. Please advise us whether the $134,600 in deposits for stock subscription agreements will automatically be issued and converted into shares of common stock at a conversion price of $0.10 per share once the registration statement on Form S-1 becomes effective. Your response is unclear as to whether the debt is subject to an automatic conversion feature or, alternatively, if the shares may be issued in the company's discretion or upon the exercise of a conversion right by the debtholders. If there is another mechanism which triggers the conversion of debt or issuance of equity, such as the development of a market on the OTC Bulletin Board (as disclosed in the last sentence on page 42 of the Form S-1), please explain. Also, please advise us whether the company has any obligation to repay the $134,600 to investors in the event that the Form S-1 fails to become effective.

5. Your response to prior comment 1 appears to indicate that the subscription amounts relate to unissued equity, rather than debt. However, it appears that the deposits related to the subscription agreements have been reflected in your financial statements as debt. Please explain.

Deposits from Stock Subscriptions, page 42

6. To the extent that the subscription agreements for debt or equity were executed after the investors deposited funds with the company, please revise the first sentence of the second paragraph to disclose that fact.

7. Please revise this section to describe the material terms of the debt, including the term, interest rates and any liquidated damages provisions.

8. It appears that you filed the stock subscription agreement relating to the sale of equity securities as Exhibit 10.10. Please file the subscription agreement relating to the sale of the convertible debt with your next amendment or advise.

9. We note your response to prior comment 4. Please revise to disclose that 1,050,000 shares were issued on December 27, 2007 pursuant to the stock subscription agreements and disclose, if true, that all such shares are being included for registration in the registration statement.

Part II, page 51

Item 15. Recent Sales of Unregistered Securities, page 51

10. Please revise your disclosure on page 52 regarding the company's issuance of shares pursuant to stock subscription agreements and in connection with the issuance of SKGP common stock to former shareholders of Be Alert Bert Holdings, Inc. to include the exemption from registration claimed. Refer to Item 701(d) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008